Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS

Minnetonka, MN – August 5, 2015 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of physical connectivity infrastructure and services for deployments of broadband networks, today announced financial results for the second quarter (“Q2”) and six months ended June 30, 2015, including a discussion of results of operations by segment.

Second Quarter 2015 Summary

•	Consolidated sales were $28.2 million compared to $33.2 million in Q2 2014, driven by lower sales at Suttle, partially offset by higher sales at Transition Networks and JDL Technologies.

•	Operating loss was $1.7 million compared to operating income of $2.4 million in Q2 2014.

•	Net loss was $1.0 million, or $(0.12) per diluted share, compared to net income of $1.4 million, or $0.17 per diluted share, in Q2 2014.

Segment Summary and Outlook

•	Suttle’s performance is expected to improve in the second half of 2015, driven by an increase in new product orders, improvements to operations, and strengthened bidding activity with major communication service providers.

•	Transition Networks’ results reflect ongoing repositioning of business and investments in new product development.

•	JDL Technologies’ improved results were driven by the commencement of previously announced contracts from School Board of Broward County. Second half sales are expected to remain strong due, in part, to the anticipated reinstatement of E-Rate funding in Q3 2015.

CSI’s Chief Executive Officer Roger H.D. Lacey commented, “Our Q2 2015 results improved sequentially from Q1 2015 as we took steps to enhance the sales and profitability of each of our businesses. We remain optimistic for the balance of 2015 and into 2016 as our growth initiatives take hold and we begin to realize higher new product sales at Suttle and Transition Networks, and as JDL Technologies accelerates work under its two new five-year contracts with the School Board of Broward County.”

He continued, “At Suttle, in order to mitigate the impact of reduced sales and lower margins on passive legacy products with a large tier-1 communications service provider, we have sharpened our focus on broadening our customer base and driving new product sales growth. We witnessed a pick-up in new orders in June, which continued into July, and have experienced a resumption of robust RFP activity, particularly with the tier-I communication service providers. Our visibility into Suttle’s second half sales has improved as customers continue to embrace a number of our new FTTx (fiber to the home or node) products, including our recently launched MediaMax™ suite of solutions. We continue to invest in new product development focused on advancing our fiber capabilities. We took a number of steps in Q2 2015 to lower Suttle’s costs and enhance its operations, including reducing overhead expenses at our manufacturing facilities. At the same time, we are continuing to invest in key personnel and development initiatives to ensure that Suttle remains well positioned to benefit from our customers’ continuing deployment of high-speed networks.

“At Transition Networks, Q2 2015 revenues increased modestly, reflecting our mature product line and continued delays in federal spending. To enhance growth, we are continuing to reposition the business, while investing in R&D and professional engineering staff to drive new product sales. In Q2 2015, new product sales approximately quintupled year-over-year and we continue to expand our customer base. We commenced shipments at the end of the quarter on a large multiyear commitment that we received from a major carrier customer. We believe that this new relationship has the potential to be significant as business ramps up in 2016 and beyond. Meanwhile, we continue to invest in the development of new products that address higher-growth markets. We have a number of promising Ethernet and media conversion solutions designed to overcome bandwidth, security and distance limitations in various stages of development. We remain positive that the investments we are making in 2015 will position Transition Networks for long-term sustainable growth and profitability.

Mr. Lacey concluded, “At JDL Technologies, Q2 2015 sales increased by 79% as we benefited from work that commenced with School Board of Broward County. We expect strong sales from Broward in the second half of the year and anticipate a reinstatement of E-Rate funding in Q3 2015. As this engagement moves beyond its preliminary phase, which includes upfront lower-margin equipment sales, we expect profitability to improve as service revenues become a greater portion of the mix. Outside of its core educational vertical, JDL continued to successfully execute on its growth strategy during the quarter, expanding geographically in the Minneapolis and Atlanta markets, while growing its managed services recurring revenue stream, led by its HIPAA-compliant IT services franchise.”

Segment Financial Overview

See the Form 10Q to be filed on August 7, 2015 for more details of the quarter.

CSI operates through the following business units:

•	Suttle manufactures and sells copper and fiber connectivity systems, enclosure systems, xDSL filters and splitters, and active technologies for voice, data and video communications under the Suttle brand in the United States and internationally;

•	Transition Networks manufactures and sells media converters, network interface devices (NIDs), network interface cards (NICs), Ethernet switches, and other connectivity products that offer customers the ability to affordably integrate fiber optics into any data network; and

•	JDL Technologies provides technology solutions including virtualization, managed services, wired and wireless network design and implementation, HIPAA-compliant IT solutions, and converged infrastructure configuration and deployment.

Suttle

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Sales	$11,788,000	$19,006,000	$22,378,000	$31,888,000
Gross profit	2,255,000	6,275,000	3,696,000	9,765,000
Operating (loss) income	(1,249,000)	2,917,000	(4,114,000)	3,269,000

Suttle’s Q2 2015 sales decreased 38% to $11.8 million, from $19.0 million in Q2 2014, primarily due to pricing pressure and reduced purchases, primarily of legacy products.

Sales to the major communication service providers declined 41% to $9.5 million in Q2 2015, from $16.0 million in Q2 2014, and comprised 80% of total segment revenues. Lower sales to communications service providers reflected a decline in legacy product purchases, as well as a reduction of purchases by a major customer starting in Q1 2015 and continuing through Q2 2015. FTTx product sales as a group declined 57% to $2.3 million in Q2 2015, from $5.4 million in Q2 2014, also reflecting the purchase curtailment by this customer, which purchased a significant amount of FTTx products in Q2 2014. Excluding the impact of this customer’s curtailment, Suttle continued to achieve underlying growth in core high-speed copper connectivity products and secured new business in multiple FTTx domains during the quarter.

In other product categories, sales of structured cabling decreased 34% from $8.5 million in Q2 2014 to $5.7 million in Q2 2015 due to reduced demand by major customers. Reflecting shifts in technology, sales of modular connecting products decreased 18% from $3.2 million in Q2 2014 to $2.6 million in Q2 2015, and sales of DSL products declined 44% from $1.8 million in Q2 2014 to $1.0 million in Q2 2015.

International sales decreased 2% to $1.3 million in Q2 2015 due to the ordering cycle of DSL products for a major customer, and comprised 11% of total revenues. Sales to distributors decreased 41% to $0.9 million in Q2 2015 due to a continuing decline in legacy product lines, and comprised 8% of total segment revenues.

Gross profit in Q2 2015 declined 64% to $2.3 million, or 19.1% of sales, from $6.3 million, or 33.0% of sales, in Q2 2014. Gross profit as a percentage of sales decreased due to a series of factors, including pricing pressure from a major customer, a relatively high production cost variance due to decreased demand, and higher allocation of overhead to cost of goods sold resulting from recent investment into production capabilities to support new FTTx product platforms.

Suttle’s operating loss totaled $1.2 million in Q2 2015 compared to operating income of $2.9 million in Q2 2014, reflecting lower gross profit and a $0.1 million increase in selling, general and administrative (“SG&A”) expense. Research and development expenses were $0.7 million in Q2 2015 and $0.8 million in Q2 2014, as Suttle continues to invest in enhancing existing products and developing new products.

Transition Networks

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Sales	$11,915,000	$11,567,000	$20,005,000	$21,317,000
Gross profit	5,407,000	5,385,000	8,812,000	10,093,000
Operating loss	(513,000)	(224,000)	(2,570,000)	(934,000)

Transition Networks’ Q2 2015 sales increased 3% to $11.9 million from $11.6 million in Q2 2014, reflecting higher sales in North America, partially offset by a decline in the Rest of World markets. By product category, a 38% increase in Ethernet adapter sales and a 1% rise in media converter sales, more than offset sales declines in switches and other products. Media converter sales represented 61% of total business unit sales in Q2 2015, down from 62% of total business unit sales in Q2 2014.

Gross profit remained relatively stable at $5.4 million, or 45.4% of segment sales, compared to $5.4 million, or 46.6% of segment sales, in Q2 2014.

Transition Networks’ operating loss totaled $0.5 million compared to an operating loss of $0.2 million in Q2 2014, reflecting lower gross profit and a $0.3 million increase in SG&A expense. Higher SG&A expense primarily reflects increased global selling expenses to support product development initiatives.

JDL Technologies

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Sales	$4,718,000	$2,636,000	$5,583,000	$5,202,000
Gross profit	1,100,000	434,000	1,141,000	1,224,000
Operating income (loss)	44,000	(287,000)	(725,000)	(181,000)

JDL Technologies’ Q2 2015 sales increased 79% to $4.7 million from $2.6 million in Q2 2014, reflecting a $1.6 million increase in revenues earned from the School Board of Broward County.

This was the result of the District beginning to move forward with its Data Center Upgrade initiative as well as several wireless upgrades funded through grants outside of E-Rate. The Schools and Library Department of the federal government is expected to provide confirmation of E-Rate awards in Q3 2015. As E-Rate represents significant potential savings for the District, the District has put all E-Rate eligible purchases on hold until funding commitments are released. As previously reported, in Q1 2015, the School Board of Broward County awarded JDL Technologies two five-year contracts for information technology services and infrastructure. JDL Technologies began to realize revenues from these contracts in Q2 2015.

Sales to small and medium-sized commercial businesses (SMBs) increased $0.5 million, or 75%, due to the acquisition of several new clients and the acquisition of Twisted Technologies. In the month of June 2015, JDL Technologies’ managed services business reached an annual recurring revenue run rate of approximately $2.7 million, primarily driven by strong demand for its HIPAA-Compliant IT services and expansion into the financial and legal verticals.

Q2 2015 gross profit increased 154% to $1.1 million, or 23.3% of sales, from $0.4 million, or 16.4% of sales, in Q2 2014.

JDL Technologies’ operating income was $44,000 compared to an operating loss of $287,000 in Q2 2014.

Financial Condition

CSI’s balance sheet at June 30, 2015 included cash, cash equivalents, and investments of $21.4 million, working capital of $49.0 million, and stockholders’ equity of $79.0 million.

About Communications Systems

Communications Systems, Inc. provides physical connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward- Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.	The Equity Group Inc.
Edwin C. Freeman	Devin Sullivan
Chief Financial Officer	Senior Vice President
952-996-1674	212-836-9608
efreeman@commsysinc.com	dsullivan@equityny.com

Roger H. D. Lacey	Kalle Ahl, CFA
Chief Executive Officer	Senior Associate
952-996-1674	212-836-9614
kahl@equityny.com

CSI CONSOLIDATED SUMMARY OF EARNINGS

Selected Income Statement Data

	Unaudited
	Three Months Ended		Six Months Ended
	Jun. 30, 2015	Jun 30, 2014	Jun. 30, 2015	Jun 30, 2014
Sales	$28,197,661	$33,208,977	$47,742,597	$58,407,383
Gross profit	8,538,869	12,093,768	13,425,808	21,081,785
Operating (loss) income	(1,717,669)	2,405,521	(7,408,906)	2,153,589
(Loss) income before income taxes	(1,774,728)	2,275,325	(7,411,938)	2,010,436
Income tax (benefit) expense	(746,562)	837,842	(2,220,294)	713,536
Net (loss) income	$(1,028,166)	$1,437,483	$(5,191,644)	$1,296,900

Basic net (loss) income per share	$(0.12)	$0.17	$(0.60)	$0.15
Diluted net (loss) income per share	$(0.12)	$0.17	$(0.60)	$0.15
Cash dividends per share	$0.16	$0.16	$0.32	$0.32

Average basic shares outstanding	8,707,564	8,621,387	8,684,321	8,593,561
Average dilutive shares outstanding	8,707,564	8,644,505	8,684,321	8,616,858

Selected Balance Sheet Data
	Unaudited
	Jun. 30, 2015	Dec. 31, 2014
Total assets	$97,571,032	$100,286,235
Cash, cash equivalents & investments	21,433,592	29,879,835
Working capital	48,954,313	56,910,880
Property, plant and equipment, net	18,218,327	18,153,152
Long-term liabilities	1,117,959	1,270,876
Stockholders’ equity	79,013,635	86,020,498